Exhibit 4.8

PRIVILEGED AND CONFIDENTIAL

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, by and between eLong, Inc. (the “Company”), a Cayman Islands corporation and Thomas SooHoo, an individual (the “Employee”), entered into as of December 19, 2005.

1. Definitions. Capitalized terms used herein and not otherwise defined in the text below will have the meanings ascribed thereto on Annex 1.

2. Employment; Duties.

(a) The Company agrees to employ the Employee in the capacity and with such responsibilities as are generally set forth on Annex 2.

(b) The Employee hereby agrees to devote his full time and best efforts in such capacities as are set forth on Annex 2 on the terms and conditions set forth herein. Notwithstanding the foregoing, the Employee may engage in other activities, such as activities involving professional, charitable, educational, religious and similar types of organizations, provided that that the Employee complies with the Employee Non-competition, Non-solicitation, Confidential Information and Work Product Agreement attached hereto as Annex 3 (the “Employee Obligations Agreement”) and such other activities do not interfere with or prohibit the performance of the Employee’s duties under this Agreement, or conflict in any material way with the business of the Company or of its subsidiaries and affiliates. The Employee will be allowed to hold a board of director position with another entity if it has been disclosed to and approved by the Board of Directors of the Company (the “Board”).

(c) The Employee will use best efforts during the term of this Agreement to ensure that the Company’s business and those of its subsidiaries and affiliates are conducted in accordance with all applicable laws and regulations of all jurisdictions in which such businesses are conducted.

(d) The Employee hereby agrees that he will execute and deliver to the Company an Employee Non-competition, Non-solicitation, Confidential Information and Work Product Agreement by and between the Employee and eLongNet Information Technology (Beijing) Co. Ltd. which will be in the form attached hereto as Annex 4 (the “Chinese Obligations Agreement”) but which will be translated into Chinese and executed after the date hereof.

3. Compensation.

(a) Base Annual Payments. During the term of this Agreement, the Company will pay the Employee annual base payments as set forth on Annex 2, payable pursuant to the Company’s normal payroll practices.

(b) Signing Bonus. The Company will pay the Employee as of the date the Employee begins to work for the Company as its Chief Executive Officer which date shall be no later than January 23, 2006 (the “Start Date”) a one (1) time signing bonus of

US$60,000 (the “Signing Bonus”). If the Employee ceases to be employed by the Company during the periods indicated below as a result of the Company Terminating this Agreement for Cause or the Employee Terminating this Agreement for any reason, the Employee agrees to repay to the Company (and agrees that the Company may offset against amounts owed by the Company to the Employee) such part of the Signing Bonus as is indicated below within ten (10) days after the effective date of the Termination:

Period of Termination	Part of the Signing Bonus Required to be Repaid
Prior to the first anniversary of the Start Date	The entire Signing Bonus shall be repaid.

After the first anniversary but prior to the second anniversary of the Start Date	Fifty percent (50%) of the Signing Bonus shall be repaid.

After the second anniversary of the Start Date	No portion of the Signing Bonus shall be repaid.

(c) Discretionary Bonus. During the term of this Agreement and beginning on the Start Date, the Company, in its sole discretion, may award to the Employee an annual bonus, if the Employee is employed by the Company on each December 31, based on the Employee’s performance, the Company’s performance, and other factors deemed relevant by the Company’s Compensation Committee, which if earned shall be paid not later than February 28 of the year following the year in which earned. The target for the bonus (pro rated for any partial year) will be One Hundred Forty-Four Thousand Dollars (US$144,000) per year (the “Target Bonus”). Solely with respect to the fiscal year ended December 31, 2006, the Company agrees that it will pay to the Employee not less than fifty percent (50%) of the Target Bonus (the “Guaranteed Amount”), and that the Company will pay to the Employee the Guaranteed Amount in monthly installments of US$6,000 on the day of each month in 2006 on which the Employee’s monthly base salary payment is made to the Employee, if the Employee is employed by the Company on such payment date. Any other amounts (other than the Guaranteed Amount) which the Company, in its sole discretion, may award to the Employee as part of the Target Bonus for fiscal 2006 shall be paid as set forth in the first sentence of this Section 3(c).

(d) Stock Options. On the Start Date, the Company will grant to the Employee, upon the terms and conditions set forth in the Company’s Stock and Annual Incentive Plan adopted on July 23, 2004 (the “2004 Plan”) and upon the additional terms and conditions set forth in a Stock Option Agreement between the Company and the Employee, an option to purchase that number of ordinary shares of the Company which has a value of US$750,000 (the “Stock Option”), based on the last reported sale price of Company’s American Depositary Shares (“ADSs”) on the Nasdaq National Market as reported by Nasdaq as of the date immediately preceding the Start Date. The Stock Option will be exercisable for 10 years after the grant date except in the case of termination of this Agreement by reason of death, disability, retirement or any other reason in which case the Stock Option will be exercisable for the period of time set forth in the 2004 Plan. The Stock Option shall be subject to vesting such that 20% of the stock option award will vest on the first anniversary of the Start Date and 5% of the Stock Option will vest on each subsequent quarter thereafter until fully vested, if the Employee is employed with the Company through each applicable vesting date.

(e) Performance Units. The Company will grant to the Employee, upon the terms and conditions set forth in the 2004 Plan and upon the additional terms and conditions set forth in a Performance Unit Agreement between the Company and the Employee, that number of Performance Units, which would have, were each Performance Unit an ordinary share of the Company, the value of US$810,000 (the “Performance Unit Award”), based on the last reported sale price of Company’s ADSs on the Nasdaq National Market as reported by Nasdaq as of the date immediately preceding the Start Date . The Performance Unit Award will be subject to vesting as follows:

(i) US$81,000 of the Performance Unit Award will vest on the first year anniversary of the Start Date and US$20,250 will vest at the end of each three month period there after until the fifth year anniversary of the Start Date, if the Employee is employed with the Company through each applicable vesting date; and

(ii) US$405,000 of the Performance Unit Award will vest on the fifth year anniversary of the Start Date, if the Employee is employed with the Company on such date; provided however, that if the Employee’s employment with the Company is terminated for any reason prior to the fifth year anniversary of the Start Date, then, as of such termination date, the Employee shall be entitled to receive that number of Performance Units calculated as if US$81,000 of the Performance Unit Award vested on the first year anniversary of the Start Date and US$20,250 vested at the end of each three month period thereafter until such termination date.

Except as provided for above in Section 3(e)(ii), upon vesting of each portion of the Performance Unit award, the Company will issue and deliver to the Employee that number of ordinary shares of the Company as is equal to the number of Performance Units that then first become vested.

Notwithstanding the foregoing, in the event that the Employee becomes entitled to (i) any Performance Units pursuant to Section 3(e)(ii) by reason of the Employee’s termination of employment with the Company for any reason except by reason of death or disability or (ii) any Severance Payment pursuant to Section 6(d) below, and such payments are subject to the 6-month delay rule under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), the Company hereby agrees that it will not issue and deliver to the Employee the number of ordinary shares of the Company required to be issued to the Employee pursuant to this Section 3(e) or the Severance Payment until six (6) months after the termination date referred to in Section 3(e)(ii) above. In the event that that Company makes any payment in violation of the 6-month delay rule under Section 409A of the Code such that the Employee becomes subject to any penalties under Section 409A of the Code, the Company promises to reimburse the Employee for the amount of any penalty imposed on the Employee by the Internal Revenue Service under Section 409A of the Code resulting from any failure by the Company to delay for 6-months any payments required to be so delayed and any additional taxes due on such reimbursement.

(f) Reimbursement of Expenses. The Company will reimburse the Employee for reasonable expenses incurred by the Employee in the course of, and necessary in connection with, the performance by the Employee of his duties to the Company, provided that such expenses are substantiated in accordance with the Company’s policies (which policies have been approved by the Board or the Audit Committee of the Board). For the avoidance of doubt, any amounts paid to the Employee pursuant to this Section 3(f) will not be considered to be Personal Benefits and will not be counted towards the Maximum Amount (each as defined below in Annex 2).

4. Other Employee Benefits.

(a) Vacation; Sick Leave. The Employee will be entitled to such number of weeks of paid vacation each year as are set forth on Annex 2. Unless otherwise approved by the Board, vacation that is not used in a particular year may only be carried forward to subsequent years in accordance with the Company’s policies in effect from time to time. The Employee will be eligible for sick leave in accordance with the Company’s policies in effect at such time.

(b) Healthcare Plan. The Company will arrange for membership for the Employee, the Employee’s spouse and the Employee’s children under 18 years old in the Company’s healthcare plan applicable to expatriot executives, in accordance with the Company’s standard policies from time to time with respect to health insurance and in accordance with the rules established for individual participation in such plan and under applicable law.

(c) Personal Benefits. Pursuant to the Company’s policies in effect from time to time and the applicable plan rules, the Employee will be eligible to participate in the other employee benefit plans of general application, which shall include the Personal Benefits at the levels set forth on Annex 2.

(d) Payments. Subject to the applicable laws and exchange controls of China, the Employee will have the right to request that payments due to him be made in either USD or Renminbi. Payments made in Renminbi will be calculated from the USD equivalent based on the Bank of China exchange rate on the day prior to the day of payment. Subject to the foregoing, any payments which become due and payable by the Company to the Employee pursuant to the terms of this Agreement may be made by any subsidiary or related company of the Company which is formed under the laws of the People’s Republic of China (the “PRC”).

5. Certain Representations, Warranties and Covenants of the Employee.

(a) Related Company Positions. The Employee agrees that the Employee and members of the Employee’s immediate family will not have any financial interest directly or indirectly (including through any entity in which the Employee or any member of the Employee’s immediate family has a position or financial interest) in any transactions with the Company or any subsidiaries or affiliates thereof unless all such transactions, prior to being entered into, have been disclosed to the Board and approved by the Audit Committee of the Board and comply with all other Company policies and applicable law as may be in effect from time to time. The Employee also agrees that he will inform the Audit Committee and the finance department of the Company of any transactions involving the Company or any of its subsidiaries or affiliates in which senior officers, including but not limited to the Employee, or their immediate family members have a financial interest.

(b) Discounts, Rebates or Commissions. Unless expressly permitted by written policies and procedures of the Company in effect from time to time, which policies have been approved by the Board or the Audit Committee of the Board, that may be applicable to the Employee, neither the Employee nor any family member will be entitled to receive or obtain directly or indirectly any discount, rebate or commission in respect of any sale or purchase of goods or services effected or other business transacted (whether or not by the Employee) by or on behalf of the Company or any of its subsidiaries or affiliates, and if the Employee or any immediate family member (or any firm or company in which the Employee or any immediate family member is interested) obtains any such unapproved discount, rebate or commission, the Employee will pay to the Company an amount equal to the amount so received (or the proportionate amount received by any such firm or company to the extent of the Employee’s or family member’s interest therein).

6. At-Will; Termination.

(a) The Employee’s employment with the Company will be “at will” and may be terminated by the Company or the Employee, in each case as set forth in this Section 6.

(b) Voluntary Termination by the Employee. Notwithstanding anything herein to the contrary, the Employee may voluntarily Terminate this Agreement by providing the Company with ninety (90) days’ advance written notice (“Voluntary Termination”), in which case the Employee will not be entitled to receive payment of any severance benefits or other amounts by reason of the Termination other than accrued salary and vacation through the date of the Termination. The Employee’s right to all other benefits will terminate as of the date of Termination, other than any continuation required by applicable law. Without limiting the foregoing, if, in connection with a Change in Control, the surviving entity or successor to the Company’s business offers the Employee employment whereby the total compensation for such employment is equal to or greater than the total compensation set forth in this Agreement and such offer is not accepted by the Employee, the refusal by the Employee to accept such offer and the subsequent termination of the Employee’s employment by the Company shall be deemed to be a Voluntary Termination of employment by the Employee and shall not be treated as a termination by the Company without Cause. Without limiting this Section 6(b), if the Company is no longer subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, as a result of a Rule 13e-3 Transaction initiated by IACT Asia Pacific Limited (“IACT”) or any Affiliate of IACT and in connection with such Rule 13e-3 Transaction the Employee is offered a position with the Company with the responsibility of running the management and operations of the Company’s business (except that the Employee will no longer be the Chief Executive Officer of the Company) and the total compensation to the Employee is equal to or greater than the total compensation set forth in such offer and such offer is not accepted by the Employee, the refusal by the Employee to accept such offer and the subsequent termination of the Employee’s employment by the Company shall be deemed to be a Voluntary Termination of employment by the Employee and shall not be treated as a termination by the Company without Cause. For the avoidance of doubt, with respect to any equity awards granted to the Employee pursuant to this Agreement, if the third party grants an equity award to the Employee which award has the same or greater value with respect to Performance Units and the same or greater in the money value with respect to the Stock Options then such third party offer as it relates to the equity compensation will be deemed to be of equal or greater value than the value granted under this Agreement.

(c) Termination by the Company for Cause. Notwithstanding anything herein to the contrary, the Company may Terminate this Agreement for Cause by written notice to the Employee, effective immediately upon the delivery of such notice. In such case, except as set forth in Section 3(e)(ii), the Employee will not be entitled to receive payment of any severance benefits or other amounts by reason of the Termination other than accrued salary and vacation through the date of the Termination. The Employee’s right to all other benefits will terminate, other than any continuation required by applicable law.

(d) Termination by the Employee with Good Reason or Termination by the Company without Cause. Notwithstanding anything herein to the contrary, the Employee may Terminate this Agreement for Good Reason, and the Company may Terminate this Agreement without Cause, in either case upon thirty (30) days’ advance written notice by the party Terminating this Agreement to the other party and the Termination shall be effective as of the expiration of such thirty (30) day period. If the Employee Terminates this Agreement for Good Reason or the Company Terminates this Agreement without Cause, in addition to any benefits the Employee is entitled to receive under Section 3(e)(ii), the Employee will be entitled to continue to receive payment of severance benefits equal to the Employee’s monthly base salary in effect on the date of such Termination and a pro-rated portion of the Personal Benefits which total Personal Benefits will not exceed US$84,000 for six (6) months (the “Severance Period”), provided that the Employee complies with the Employee Obligations Agreement and Chinese Obligations Agreement during the Severance Period and executes a release agreement in the form requested by the Company at the time of such Termination that releases the Company from any and all claims arising from or related to the employment relationship and such Termination. Such payments will be made ratably over the Severance Period according to the Company’s standard payroll schedule. In the event that the Personal Benefits paid to the Employee pursuant to this Section 6(d) do not equal US$84,000, the Company will pay the difference to the Employee as income at the end of the Severance Period, which would be subject to individual income tax. Health insurance benefits with the same coverage provided to the Employee prior to the Termination (e.g., medical, dental, optical, mental health) and in all other material respects comparable to those in place immediately prior to the Termination will be provided at the Company’s expense during the Severance Period.

(e) Termination by Reason of Death or Disability. A Termination of the Employee’s employment by reason of death or Disability shall not be deemed to be a Termination by the Company (for or without Cause) or by the Employee (for or without Good Reason). In the event that the Employee’s employment with the Company Terminates as a result of the Employee’s death or Disability, in addition to any benefits the Employee is entitled to receive under Section 3(e)(ii), the Employee or the Employee’s estate or representative, as applicable, will receive all accrued salary and accrued vacation as of the date of the Employee’s death or Disability and any other benefits payable under the Company’s then existing benefit plans and policies in accordance with such plans and policies in effect on the date of death or Disability and in accordance with applicable law. In addition, the Employee or the Employee’s estate or representative, as applicable, will receive the bonus for the year in which the death or Disability occurs which bonus will be prorated based on the number of days in which the Employee was employed by the Company during such year and to the extent that a bonus would have been earned had the Employee continued in employment through the end of such year, as determined in good faith by the Company’s Board or its Compensation Committee based on the specific corporate and individual performance targets established for such fiscal year, and only to the extent that bonuses are paid for such fiscal year to other similarly situated employees.

(f) Misconduct After Termination of Employment. Notwithstanding the foregoing or anything herein to the contrary, if the Employee after the termination of his employment violates or fails to materially comply with the Employee Obligations Agreement or the Chinese Obligations Agreement thereafter (1) the Employee shall not be entitled to any payments from the Company, (2) any insurance or other benefits that have continued shall terminate immediately and (3) the Employee shall promptly reimburse to the Company all amounts that have been paid to the Employee pursuant to this Section 6.

8. Obligations Agreements. By signing this Agreement, the Employee hereby agrees to execute and deliver to the Company the Employee Obligations Agreement and the Chinese Obligations Agreement, and such execution and delivery shall be a condition to the Employee’s entitlement to his rights under this Agreement.

9. Governing Law; Arbitration. (a) This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

(b) Notwithstanding subsection (c) below, at the option of the Company, each of the parties hereto agrees for the benefit of the Company that any State or Federal court sitting in New York shall have exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) and enforce any rights which may arise in connection with the validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement or otherwise arising in connection with this Agreement. Each party hereto consents to venue in the New York Courts and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any action therein. Each party hereto agrees that the summons and complaint or any other process in any action may be served by notice given in accordance with Section 10, or as otherwise permitted by law. Each party hereto irrevocably waives the right to trial by jury.

(c) Subject to the option in favor of the Company set out in subsection (b) above, any controversy or claim arising out of or relating to this Agreement shall be determined by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The tribunal shall consist of three arbitrators. The seat of the arbitration shall be New York. The language of the arbitration shall be English. The parties hereto agree that the tribunal constituted under this clause shall have the power to grant the relief of specific performance in appropriate circumstances, and further agree, for the avoidance of doubt, that any competent court of its jurisdiction (including in the courts of the People’s Republic of China) may enforce an order of the tribunal for specific performance. By agreeing to arbitration pursuant to this clause, the parties hereto waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, in as far as such waiver may validly be made, save that the parties do not intend to deprive any competent court of its jurisdiction (including the PRC courts) to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of the arbitration proceedings or the enforcement of any award.

10. Notices. All notices, requests and other communications under this Agreement will be in writing (including facsimile or similar writing and express mail or courier delivery or in person delivery, but excluding ordinary mail delivery) and will be given to the address stated below:

(a)	if to the Employee, to the address or facsimile number that is on file with the Company from time to time, as may be updated by the Employee;

(b)	if to the Company:

  Attention: Chief Financial Officer

  10 Jiuxianqiao Middle Road

  13/F, Xingke Plaza Building B

  Chaoyang District

  Beijing, China

  100021

  With copies to:

  Goulston & Storrs

  400 Atlantic Avenue

  Boston, MA 02110

  Attention: Timothy B. Bancroft, Esq.

  and

  Expedia, Inc.

  3150 139th Avenue SE

  Bellevue, WA 98005, USA,

  Attention: Chief Financial Officer, Expedia Asia Pacific

or to such other address or facsimile number as either party may hereafter specify for the purpose by written notice to the other party in the manner provided in this Section 10. All such notices, requests and other communications will be deemed received: (i) if given by facsimile transmission, when transmitted to the facsimile number specified in this Section 10 if confirmation of receipt is received; (ii) if given by express mail or courier delivery, five (5) days after sent; and (iii) if given in person, when delivered.

11. Non-Disparagement. At any time following the Employee’s Termination of employment with the Company the Employee shall not make any untrue, misleading or disparaging statement with respect to the Company, including any affiliate of the Company (or any of the employees, managers, directors or officers of the Company or any affiliate thereof). The foregoing provisions do not restrict the right of the Employee to provide testimony in any legal proceeding which the person in good faith believes to be true.

12. Miscellaneous.

(a) Entire Agreement. This Agreement, the Employee Obligations Agreement and the Chinese Obligations Agreement constitute the entire understanding between the Company and the Employee relating to the subject matter hereof and supersedes and cancels all prior and contemporaneous written and oral agreements and understandings with respect to the subject matter of this Agreement. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

(b) Modification; Waiver. No provision of this Agreement may be modified, waived or discharged unless modification, waiver or discharge is agreed to in writing signed by the Employee and such officer of the Company as may be specifically designated by its Board of Directors. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(c) Successors; Binding Agreement. This Agreement will be binding upon and will inure to the benefit of the Employee, the Employee’s heirs, executors, administrators and beneficiaries, and the Company and its successors (whether direct or indirect, by purchase, merger, consolidation or otherwise) and any affiliate of the Company to which this Agreement is assigned, subject to the terms and conditions set forth herein.

(d) Withholding Taxes. All amounts payable to the Employee under this Agreement and with respect to the Stock Options and Performance Units will be subject to applicable withholding of income, wage and other taxes to the extent required by applicable law. The Employee hereby agrees to report any amounts paid or benefits provided under this Agreement or under Stock Options and Performance Units for purposes of any applicable taxes in a manner consistent with the manner in which the Company reports any such amounts. To the extent that compensation under this Agreement or any other arrangement (including Stock Options and Performance Units) may be subject to applicable taxes, the Company may withhold from amounts payable or benefits provided hereunder and may also withhold from any other amounts otherwise due to the Employee any amounts due to the appropriate taxing authority.

(e) Taxes. Notwithstanding anything contained herein to the contrary, the Company will not be liable to the Employee for any Unites States federal or states taxes the Employee may be subject to in connection with this Agreement.

(f) Validity. The invalidity or unenforceability of any provision or provisions of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect.

(g) Language. This Agreement is written in the English language only. The English language also will be the controlling language for all future communications between the parties hereto concerning this Agreement.

(h) Counterparts. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Signature of Employee:	eLong, Inc.

/s/ Thomas SooHoo	By:	/s/ Barney Harford
Printed name of employee:	Name:	Barney Harford
Thomas SooHoo	Title:	Director